December 20, 2024

William F. Feehery
Chief Executive Officer
Certara, Inc.
4 Radnor Corporate Center, Suite 350
Radnor, PA 19087

       Re: Certara, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
Dear William F. Feehery:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Daniel D. Corcoran